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NEWS RELEASE

                                                  (MACKENZIE PARTNERS, INC.
                                                  logo)
                                                   156 Fifth Avenue
                                                   New York, NY 10010
                                                   800 322-2885
                                                   FAX 212 929-0308

FOR IMMEDIATE RELEASE

Contact:
---------

Bob Marese
MacKenzie Partners, Inc.
800-322-2885

                           IAT EXTENDS OFFER FOR MCM

     New York, New York, September 10, 1998. IAT Reinsurance Syndicate, Ltd. announced today that it has extended the expiration date of its $3.65 per share cash tender offer for up to 35% of the issued and outstanding shares of McM Corporation (NASDAQ OTC:MCMC) to 5:00 p.m., New York City time, on September 30, 1998.

     IAT said that it has obtained the required approvals of the Court of Chancery of the State of Delaware and the North Carolina Commissioner of Insurance, and is awaiting only the required regulatory approval from the California Commissioner of Insurance. IAT reserves the right to further extend the tender offer in accordance with the procedures set forth in the Offer to Purchase.

     The Board of Directors of McM Corporation has unanimously approved the tender offer and has recommended that holders of McM shares tender their shares into the tender offer.

     As of the close of business on September 9, 1998, approximately 1,349,794 shares (including option shares), or approximately 79% of the total number of shares sought by IAT in the tender offer, had been tendered and not withdrawn. IAT noted that, assuming receipt of the California regulatory approval, the number of shares tendered to date is enough to permit IAT to close the tender offer if IAT elects to do so in accordance with the terms of the Offer to Purchase.

     McM shareholders with questions on IAT's tender offer or who require additional assistance should call MacKenzie Partners, Inc. toll free at 1-800-322-2885. Additional copies of the Offer to Purchase and all other tender offer materials may be obtained from MacKenzie Partners at 1-800-322-2885. Shareholders may also contact their brokers, dealers, commercial banks and trust companies or other nominees for assistance concerning the Offer. In addition, shareholders of McM may also contact McM Corporation at 1-800-525-7486.

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